82-2783

02055149

Formation

02 OCT -2 AM 10:56

Website: www.formcap.com

Purchase of Metals Processing Complex Complete

SUPPL

Vancouver, BC, September 24, 2002, Formation Capital Corporation (FCO-TSX) announced today it has completed the purchase of the Big Creek Hydrometallurgical Complex (the "Complex") located in the world famous Silver Valley of northern Idaho, from Sunshine Precious Metals, Inc. Formation purchased the Complex at a significant discount to its estimated US$50.0 million replacement cost.

The permitted Complex collectively refers to the 36,000 square foot Hydrometallurgical plant, the 24,000 square foot Alkaline leach plant, tailings pond, storage structures and the surrounding land. The Complex consists of a unique combination of alkaline and acid leach plants capable of processing a wide variety of feed sources. The Hydrometallurgical plant, currently outfitted to refine silver and recover copper, is centered around a nitrogen species catalyzed sulphuric acid pressure leach system. On an industrial scale, it is the only one of its kind and was successfully operated for over 12 years. The plant also contains innovative downstream processing steps, which include novel silver chloride processing steps as well as copper solvent extraction and copper electrowinning. It is currently designed to refine up to 10 million ounces silver, 10 thousand ounces gold and process 4 million pounds of copper annually.

The Big Creek Complex is located some 200 miles north of the Company's 100% owned Idaho Cobalt Project (the "ICP"). The ICP is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The project is in the mine permitting stage of development. The mine is forecast to produce approximately 3.3 million pounds of cobalt (equivalent to 5.0 - 8.0 million pounds of value added cobalt chemicals per year, representing close to 4% of world cobalt production). The U.S.A. is the largest world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

With the ICP in operation, and the Complex retro-fitted for processing of cobalt concentrate, the Company will become a fully integrated cobalt mine-to-market operation unique in the United States.

It is important to note that silver refining can be operated simultaneously with cobalt leaching, with very little interference between the two operations. This allows the Company to take in outside silver and concentrate from a variety of feed sources, thus generating cash flow while retro-fitting the facility for the recovery of cobalt and cobalt value added chemicals from concentrate mined and milled from the ICP.

The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

10/3

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com